Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

The Bank of New York Mellon Corporation

	Quarter ended
(dollar amounts in millions)	March 31, 2016	Dec. 31, 2015	March 31, 2015
Earnings
Income before income taxes	$1,091	$871	$1,090
Net loss (income) attributable to noncontrolling interests	9	(3)	(31)
Income before income taxes attributable to shareholders of The Bank of New York Mellon Corporation	1,100	868	1,059
Fixed charges, excluding interest on deposits	128	97	92
Income before income taxes and fixed charges, excluding interest on deposits applicable to the shareholders of The Bank of New York Mellon Corporation	1,228	965	1,151
Interest on deposits	15	5	15
Income before income taxes and fixed charges, including interest on deposits applicable to shareholders of The Bank of New York Mellon Corporation	$1,243	$970	$1,166
Fixed charges
Interest expense, excluding interest on deposits	$102	$69	$64
One-third net rental expense (a)	26	28	28
Total fixed charges, excluding interest on deposits	128	97	92
Interest on deposits	15	5	15
Total fixed charges, including interests on deposits	$143	$102	$107
Preferred stock dividends	$13	$56	$13

Total fixed charges and preferred stock dividends, excluding interest on deposits	$141	$153	$105
Total fixed charges and preferred stock dividends, including interest on deposits	$156	$158	$120

Earnings to fixed charges ratios
Excluding interest on deposits	9.59	9.95	12.51
Including interest on deposits	8.69	9.51	10.90

Earnings to fixed charges and preferred stock dividends ratios
Excluding interest on deposits	8.71	6.31	10.96
Including interest on deposits	7.97	6.14	9.72

(a)	The proportion deemed representative of the interest factor.